THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

DEPOSITARY RECEIPTS

101 BARCLAY STREET, NEW YORK, N.Y.

August 16, 2002

02055338

02 OCT 11 AM 9:12

SUPPL

Mr. Michael Coco
Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, D.C. 20549

Re: UHM URALMASH
Exemption No.: 82-5063

Dear Mr. Coco:

In connection with UHM URALMASH's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the Financial Summary for the year of 2001.

The Bank of New York acts as depositary bank for the above referenced company under the Form F-6 registration statement number: 333-13066, which was declared effective by The SEC on January 1, 2001.

Sincerely,

Tatyana Vesselovskaya
Account Administrator
Tel: (212) 815-2372

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL P

dlw 10/30

General Information

Full company name	JSC "United Heavy Machinery (Uralmash-Izhora Group)"
Number of employees	41,871
Date of registration	19 Dec 1996
Registered Address	Pervoy Pyatiletki Sq., Yekaterinburg, Sverdlovsk Reg., 620012
Main Office	25/1, Yermolayevsky Per., Moscow, 103379
Telephone / Fax	(095) 974-6021, 209-9287 / (095) 796-9003
e-mail	dz@omz.ru
Internet	www.omz.ru
Auditors	Ernst & Young, Prominvest-Audit

Board of Directors

Management	
Kakha Bendookidze	Chief Executive Officer
Alan Kazbekov	Chief Operating Officer
Mikhail Kosolapov	Chief Financial Officer
Independent Directors	
Roderick Breitweit	Chief consultant Deutsche Bank AG London
Mark Winer	Former Director of OAO McDonalds Moscow
Horst Wiesinger	Managing Director Horst Wiesinger Consulting GmbH
Seppo Remes	President Vostok Energo Investment ltd.

Shareholding Structure

UHM equity consists of 35,350,000 common shares and 2,750,000 cumulative non-voting preferred shares with the par value of 0.1 Rubles each. Preferred shares are entitled to the annual dividend of 12% of the par value. The Company's charter provides for additional 30,000,000 authorized common shares for future issuances. As of May 8, 2002, the Company had 4,690 shareholders.

Major Nominee Shareholders (as of May 8, 2002)

Shareholder	Common	Preferred	Total
Promtorgbank	45.26%	-	45.26%
ING Bank	22.21%	0.93%	23.14%
Citibank	9.92%	0.59%	10.51%
CSFB	6.63%	0.44%	7.07%

Other shareholders include: The Bank Of New York, Morgan Stanley, GMO Emerging Markets Fund, The Templeton Russia Fund, NIKoil, UBS, Alfa Capital, Deutsche Bank, Brunswick Emerging Markets.

UHM Ownership Breakdown

Foreign Institutional Investors	42%
UHM Management	35%
Russian Institutional Investors	9%
Russian Private Investors	3%
Treasury Stock	11%

Business Summary

United Heavy Machinery (Uralmash-Izhora Group, UHM) is the largest heavy engineering corporation in Russia. The corporation was created through a merger of the Russian companies Uralmash, Izhorsky Plant, Krasnoye Sormovo and others. UHM organizes its business along six major lines: oil and gas rig equipment, equipment for nuclear power plants (NPP), metallurgical equipment, mining equipment, shipbuilding, and special steels. The corporation employs over 40,000 people. UHM controls 70% of the Russian market of oil and gas drilling equipment, 60% of the special steels market, 78% of the metallurgical equipment market, 50% of the nuclear power plant equipment market and more than 90% of the mining equipment market. UHM's products are exported to over 30 countries around the globe. The company's customer base includes major companies in each of the sectors of its operation, such as Gazprom, LUKOIL, YUKOS, Surgutneftegaz, Sibneft, Rosneft, Severstal, Magnitogorsk Ferrous Metals Factory, and Vostsibugol. A successful track record of long-term business relationships with the key clients in the Russian market helps UHM to retain strong market position. UHM has a strong R&D team in the European heavy machinery industry, employing over 3,600 research, design, and engineering staff that cover all of its product lines. UHM sales in 2000 scored USD239 million, demonstrating a 55% growth compared to 1999. In 2001, sales equaled USD330 million, a 40% growth compared to 2000. The portfolio of orders exceeds USD720 million.

Sales Structure by Product Line



1999
2000
2001
35
30
25
20
15
10
5
Oil&gas equipment
Nuclear Power
Shipbilding
Specialty steels
Metallurgical equipment
Mining equipment
Other

2001 Product Lines Breakdown (in US$ based on RAS)

	Sales	Operating Earnings	Export
Mining equipment	36.7	4.4	3.8
Metallurgical equipment	44.6	6.1	3.8
Oil&Gas equipment	75.1	8.4	10.6
Nuclear Power equip.	72.5	17.2	61.4
Specialty Steels	58.4	0.8	7.7
Shipbuilding	18.6	1.2	8.6

Subsidiaries & Affiliates

Subsidiary	Principal Activities	Stake
Major Production Subsidiaries		
OAO "Uralmash"	Production of heavy machinery	69.17%
OAO "Izhorskiye Zavody"	Production of heavy machinery, NPP equipment	75.48%
OAO "Krasnoe Sormovo"	Shipbuilding	60.74%
OAO "ZSMK"	Production of welded metal constructions	73.62%
OAO "Burovaya Tekhnika"	Design and production of drilling equipment and components	55.09%
OAO "Pavlovsky Mashzavod"	Production of oil field equipment	22.48%
Upet S.A. (Romania)	Production of mobile and offshore rigs, multipurpose metal valves	73.50%
OAO "Shipbuilding Company "Almaz"	Shipbuilding and repair	30.18%
OAO "Zavod Nizhegorodsky Teplokhod"	Production of port facilities, floating cranes and maintenance ships	45.79%
OAO "Shipyard "Lotos"	Shipbuilding and repair	6.31%
Engineering and Sales Subsidiaries		
OAO "Central Design Office "Korall" (Ukraine)	Design works in shipbuilding industry; design of drilling platforms	N/a
OAO "Central Design Office "Lazurit"	Design works in shipbuilding industry, design of underwater constructions	32.73%
OAO "Volzhsky Planning Institute "Proektverf"	Design of industrial projects for yards and shipbuilding companies	54.39%
Friede Goldman Ltd. (US)	Design of offshore drilling units, including submersibles, semi-submersibles and drillships	100%
OOO "United Heavy Machinery"	Sales center	100%
ZAO "Komplekt-Atom-Izhora"	Sales of NPP, engineering and installation services	100%

Subsidiary	Principal Activities	Stake
Investment and Support Infrastructure Subsidiaries		
United Heavy Machinery B.V. (Netherlands)	Investment services	100%
OOO "OMZAR" (Armenia)	Investment services	100%
OOO "United Accounting Company"	Accounting services	100%
OOO "Structural Development"	Management of non-core businesses	90%
OOO "OMZ-Center"	Real estate development	89.30%
OOO "Leasing of Machinery and Equipment"	Lease of Machinery and Equipment	100%
OAO "Leasing-Centre-Invest"	Lease of Machinery and Equipment	100%
OOO "Soft System Service"	Software development	100%
Other		
ZAO "Uralmash-Tovary"	Production of consumer goods	100%
ZAO "UMZ-Engineering"	Engineering services	100%
ZAO "UMZ-Trading Company"	Previously, sales of Uralmash production	100%
ZAO "Uralsmash-Service"	Engineering services, technical support	100%
ZAO "Trading Company - Izhorskiye Zavody"	Previously, sales and purchases for Izhorskiye Zavody	100%
OOO "OMZ-Marketing"	Marketing services	100%
ZAO "Private Security Enterprise "STAN"	Security services	100%
OOO "Research and Production Center "Mechanobr"	Research and development	76%
OOO "OMZ-Spetsstal"	Production of special steel	100%
OOO "OMZ-Sibir"	Technical support of mining equipment	75%

Presented by Index Atlas

Recent Acquisitions

In April 2001 UHM through Lotterby Limited, its affiliated company, acquired 73.5% of Upet S.A., a Romanian producer of drilling equipment, specializing in mobile drilling units, for the total consideration of $4 million. During January-April 2002 UHM announced its acquisitions of controlling stakes in a number of companies: Zavod Nizhegorodsky Teplokhod, Central Design Office "Korall" (Ukraine), Shipbuilding Company "Almaz", Volzhsky Planning Institute "Proektverf", Pavlovsky Mashinostroitelny Zavod. UHM announced on May 24, 2002 it had bought U.S. offshore rig designer Friede Goldman Ltd., a subsidiary of Gulfport, Mississippi-based Friede Goldman Halter Inc. (OTCBB:FGHLQ), for $15 million.

Financial Highlights

Income Statement (pro-forma US GAAP, US$ mn)

	1999	2000	2001	2002E	2003E	2004E	2005E	2006E	2007E	2008E
Sales	93,8	241,0	313,1	414,0	476,2	533,3	591,9	645,2	693,6	738,7
Cost of goods sold	(109,6)	(221,0)	(249,9)	(300,2)	(341,7)	(379,3)	(418,1)	(453,3)	(485,5)	(515,5)
Gross Earnings	(15,8)	20,0	63,2	113,8	134,4	154,0	173,9	191,9	208,2	223,2
Selling, General & Administrative Exp.	(19,5)	(45,9)	(64,1)	(66,3)	(71,4)	(78,0)	(88,8)	(96,8)	(104,0)	(110,8)
Other Expenses	(35,4)	(13,9)	(9,5)	-	(3,0)	(3,8)	(3,3)	(2,6)	(2,0)	(1,5)
Operating Earnings	(70,8)	(39,8)	(10,4)	47,6	60,0	70,1	81,8	92,5	102,1	110,9
Interest Revenues	-	1,4	3,1	3,0	1,5	1,7	-	-	-	-
Interest Expenses	(0,4)	(1,3)	(8,3)	(9,4)	(4,1)	(4,1)	(0,3)	(0,2)	(0,2)	(0,1)
EBIT	(61,1)	5,1	9,1	21,1	57,4	67,8	81,5	92,3	102,0	110,8
Tax expense	0,3	(3,5)	(8,5)	(13,6)	(17,5)	(20,0)	(23,3)	(25,9)	(28,2)	(30,3)
Earnings before minority interest	(60,8)	1,6	0,6	27,5	39,9	47,8	58,3	66,4	73,8	80,5
Minority Interest	19,0	(1,2)	3.0	~	~	~	~	~	~	~
Net income	**(41,7)**	**0,3**	**3,7**	**27,5**	**39,9**	**47,8**	**58,3**	**66,4**	**73,8**	**80,5**

Balance Sheet (according to US GAAP, US$ mn)

	1999	2000	2001	2002E	2003E	2004E	2005E	2006E	2007E	2008E
ASSETS										
Current assets	**155.9**	**301.8**	**333.8**	**380.1**	**392.2**	**453.5**	**502.5**	**567.4**	**627.0**	**687.9**
Cash and equivalents	0.4	9.3	15.3	35.7	35.6	66.3	85.1	125.6	165.7	211.0
Investments	7.1	53.4	22.4	19.7	-	-	-	-	-	-
Accounts receivable, net	30.1	36.0	50.6	57.0	67.4	75.1	83.4	90.9	97.7	104.0
Receivables from affiliates	1.5	13.4	12.6	-	-	-	-	-	-	-
Inventory	80.6	133.9	184.2	200.4	222.1	239.3	255.3	266.9	274.7	279.5
Tax receivables (VAT)	12.5	19.5	21.5	19.5	19.5	19.5	19.5	19.5	19.5	19.5
Pre-paid expenses and advances	20.4	29.8	22.7	41.4	47.6	53.3	59.2	64.5	69.4	73.9
Other current assets	3.3	6.5	4.6	6.4	-	-	-	-	-	-
Non-current assets	**190.2**	**203.9**	**196.8**	**227.2**	**233.6**	**247.4**	**243.5**	**257.2**	**271.8**	**287.4**
Property, plant, and equipment, net	178.8	176.9	178.0	202.6	214.0	226.3	239.2	252.9	267.5	283.1
Long-term investment	11.4	8.5	11.5	4.3	4.3	4.3	4.3	4.3	4.3	4.3
Long-term loans to affiliates	-	18.5	7.3	20.3	15.3	16.8	-	-	-	-
Total Assets	**346.1**	**505.7**	**530.6**	**607.3**	**625.8**	**700.9**	**746.0**	**824.6**	**898.8**	**975.3**
LIABILITIES										
Current liabilities	**220.1**	**346.4**	**324.2**	**313.6**	**349.1**	**379.3**	**398.7**	**413.9**	**417.0**	**415.9**
Accounts payable	36.6	44.5	35.2	42.0	47.8	53.1	58.5	63.5	68.0	72.2
Deferred revenue	77.8	180.8	176.2	188.1	211.1	232.3	242.1	247.9	243.0	234.4
Salaries payable	41.7	31.1	11.4	30.5	34.7	38.4	42.3	45.8	49.1	52.1
Deferred taxes	1.9	2.9	0.7	6.7	9.2	9.2	9.5	10.4	10.6	10.9
Taxes payable (including short-term restructured taxes)	51.3	52.2	41.6	41.6	41.6	41.6	41.6	41.6	41.6	41.6
Payables to affiliates	0.4	13.1	7.5	-	-	-	-	-	-	-
Short-term debt	-	11.9	32.0	-	-	-	-	-	-	-
Current portion of long-term debt	4.0	4.6	4.5	-	-	-	-	-	-	-
Other current liabilities	6.4	5.2	15.1	4.7	4.7	4.7	4.7	4.7	4.7	4.7
Long-term liabilities	**33.6**	**30.4**	**79.6**	**87.9**	**49.6**	**46.8**	**14.1**	**11.3**	**8.5**	**5.8**
Non-convertible bonds	-	-	24.9	-	-	-	-	-	-	-
Long-term deferred taxes	-	0.4	-	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Long-term restructured taxes payable	7.5	25.0	49.7	19.5	16.7	13.9	11.2	8.4	5.6	2.9
Long-term deferred revenue	12.9	-	-	-	-	-	-	-	-	-
Long-term accounts payable	10.8	3.6	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5
Long-term debt	2.4	1.4	2.5	65.5	30.0	30.0	-	-	-	-
Minority share	165.6	207.1	200.7	200.7	200.7	200.7	200.7	200.7	200.7	200.7
EQUITY										
Common stock	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6
Preferred stocks	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	73.8	73.8	75.6	75.6	75.6	75.6	75.6	75.6	75.6	75.6
Retained earnings (accumulated deficit)	(153.0)	(152.6)	(148.9)	(106.7)	(66.8)	(19.0)	39.3	105.7	179.5	260.0
Total shareholders equity (deficiency)	**(78.6)**	**(78.1)**	**(73.9)**	**(30.5)**	**9.4**	**57.2**	**115.5**	**181.9**	**255.7**	**336.2**

Cashflow Statement (according to US GAAP, US$ mn)

	1999	2000	2001	2002E	2003E	2004E	2005E	2006E	2007E	2008E
Net Income	(41,73)	0,34	3,7	27,5	39,9	47,8	58,3	66,4	73,8	80,5
Change in Working Capital	31,25	(18,01)	(22,2)	(32,5)	(1,9)	(4,3)	(14,2)	(12,9)	(18,6)	(18,7)
Cash Flow from Operations	30,67	27,82	(44,7)	21,4	68,5	71,9	73,7	83,1	83,5	89,9
Cash Flow from Investing	(8,37)	(36,70)	3,7	(28,6)	(11,7)	(38,4)	(22,2)	(39,8)	(40,7)	(41,8)
Cash Flow from Financing	3,13	17,92	47,3	20,1	(56,8)	(2,8)	(32,8)	(2,8)	(2,8)	(2,8)
Change in Cash	25,33	8,89	5,9	12,9	(0,1)	30,7	18,8	40,6	40,0	45,3